UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On September 2, 2025, Mr. Mingfei Liu tendered his resignation as the Chief Operating Officer of U-BX Technology Ltd. (the “Company”), effective immediately. Mr. Liu’s resignation as Chief Operating Officer was not the result of any disagreement with the Company’s operations, policies or procedures. A replacement for Mr. Liu’s position will not be pursued at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: September 2, 2025	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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